SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Aon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

037389103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

D. Cameron Findlay

Executive Vice President and General Counsel

Aon Corporation

200 East Randolph Street

Chicago, IL 60601

(312) 381-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Terrence R. Brady

Winston & Strawn LLP

35 W.  Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$15,544,780	$477.23**

*

Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 942,426 shares of Common Stock of Aon Corporation having an aggregate value of $15,544,780 will be amended pursuant to offer.  The aggregate value of such options was calculated based on the lattice-binomial option-pricing model.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the transaction valuation.

**	Previously paid in connection with the filing person’s Schedule TO filed with the Securities and Exchange Commission on August 15, 2007

☐                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the offer to amend certain options filed by Aon Corporation, a Delaware corporation (“Aon” or the “Company”) with the Securities and Exchange Commission (“SEC”) on August 15, 2007, as amended by Amendment No. 1 to Schedule TO filed with the SEC on September 14, 2007 in connection with the offer (the “Offer”) by the Company, to permit its eligible employees to amend certain options (the “Eligible Options”) that were granted by Aon under the Aon Stock Option Plan (as amended, the “Aon Stock Option Plan”) and the Aon Stock Incentive Plan (as amended, the “Aon Stock Incentive Plan”).  This Amendment is the final amendment to Schedule TO and reports the results of the Offer. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Except as amended and supplemented hereby and by Amendment No. 1 thereto, all terms of the Offer and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 4.     TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m., Chicago Time, on October 15, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment eligible options to purchase 838,878 shares of its common stock. Subject to and in accordance with the terms of the Offer, the Company will amend the eligible options accepted for amendment and will promise to make cash payments to employees that held eligible options accepted for amendment in the aggregate amount of $3,396,162 to compensate them for the increased exercise prices per share of their amended eligible options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AON CORPORATION
By:	/S/ JENNIFER L. KRAFT
JENNIFER L. KRAFT VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL AND SECRETARY

Date: October 19, 2007